Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Exchange Traded Notes due October 6, 2020 Linked to the Credit Suisse Merger Arbitrage Liquid Index (Net)	$518,580	$36.98

Pricing Supplement Addendum No. 3 dated October 18, 2010

To the Pricing Supplement No. ETN-3 dated October 1, 2010,

Prospectus Supplement dated March 25, 2009

and Prospectus dated March 25, 2009

Exchange Traded Notes due October 6, 2020Linked to the Credit Suisse Merger Arbitrage Liquid Index (Net) Index (“ETNs”)

Issuer:	Credit Suisse AG, acting through its Nassau Branch

CUSIP/ISIN:	22542D845/US22542D8450

NYSE Arca Ticker Symbol:	CSMA

Aggregate Offering Price of ETNs:	$518,580

Public Offering Price per ETN:	$20.10

Principal Amount of ETNs:	$516,000

Principal Amount per ETN:	$20.00

Trade Date:	October 18, 2010

Settlement Date:	October 22, 2010

Agent:	Credit Suisse Securities (USA) LLC (“CCSU”), an affiliate of the Issuer

Proceeds to Issuer:	100.00% of the Aggregate Offering Price

Agent’s Discount and Commission:

0.00%. However, CSSU is expected to charge normal commissions for the purchase of the ETNs and may receive all or a portion of the investor fee. In addition, CSSU our agent for any repurchases at the investor’s option may charge investors a fee of up to $0.03 per ETN repurchased. For a further description of the fees and commissions payable pertaining to the ETNs please see the section entitled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying pricing supplement.

You may lose some or all of your principal if you invest in the ETNs. See “Risk Factors” beginning on page PS-9 of the accompanying pricing supplement for risks relating to an investment in the ETNs.

We expect that delivery of the securities will be made against payment for the securities on or about October 22, 2010, which will be the fourth business day following the Trade Date for the securities (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the Trade Date or the following business day will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement addendum, or the accompanying pricing supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.  The ETNs are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse